FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, N J Holland
†
(Chief Financial Officer), J G Hopwood, G Marcus, J
M McMahon
†
, D N Murray,
D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Privte Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Reidwaan Wookay
Tel
+27 11 644-2665
Fax
+27 11 484-0639
Mobile 084 878 4566

Andrew Davidson
Tel
+27 11 644-2638
Fax
+27 11 484-0639
Mobile 082 667 7203

MEDIA RELEASE

Mining operations to resume at
South Deep on Thursday
Johannesburg 5 May, 2008: Gold Fields Limited (“Gold Fields”) (NYSE, JSE,
DIFX: GFI) reports today that normal mining operations will only resume in mining areas at 95 level and above at the South Deep Gold Mine near Westonaria on
Thursday morning, May 8, 2008 after a Day of Mourning and a Memorial Service which is to be held at the Twin Shaft Complex on Wednesday, May 7.

At a meeting at the Department of Minerals and Energy (DME) in Johannesburg
today with mine management and trade unions, the Chief Inspector of Mines agreed that the conditions of a Section 54 order had been met and the mine could now recommence mining operations.

Underground working at South Deep had been suspended, except for essential services for emergency purposes, since 17h40 on May 1 when the Section 54 was issued following the shaft accident that tragically claimed nine lives.

The Section 54 required that all winding operations at South Deep, Kloof and
Driefontein Gold Mines be suspended pending assessment of the integrity of the winding ropes. This order was fully complied with, and subsequent to the issue thereof, only essential services for emergency purposes were conducted at South
Deep.

Normal winding operations have resumed at Kloof and Driefontein Gold Mines.

Gold Fields is committed to assisting the DME in its investigation into the accident at
South Deep on May 1, 2008.

Enquiries
Andrew Davidson
Office 011-644-2638
Mobile 0826677203
ends
About Gold Fields
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.
The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.
Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa
(primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX). All of Gold
Fields’ operations are ISO14001 certified. For more information please visit the Gold Fields website at
www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 May 2008

GOLD FIELDS LIMITED
By:

Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
Relations and Corporate Affairs